Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
December 19, 2008
VIA EDGAR
Mr. Frank Wyman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Phone: (202) 551-3660
Fax:      (202) 772-9217
Re:	Mercer Insurance Group, Inc. Form 10-K for Fiscal year Ended December 31, 2007 Form 10-Q for Quarter Ended June 30, 2008 File No. 333-150358
Dear Mr. Wyman:
     On behalf of Mercer Insurance Group, Inc. (the “Company”), we are requesting additional time for the Company to complete its response to your letter dated October 2, 2008, which set forth comments to the Company’s above referenced filings.
     The Company earlier indicated that it would try to provide a response by December 19, 2008, but requires an additional 10 business days to respond. The Company anticipates being able to provide a response on or before January 6, 2009.
     If you have any questions with respect to the foregoing, please do not hesitate to contact me at (610) 205-6029.

Very truly yours,

STEVENS & LEE

/s/ John D. Talbot

John D. Talbot
cc: David Merclean, Mercer Insurance Group, Inc.
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